Exhibit 4.4

PENN NATIONAL GAMING, INC.
DESCRIPTION OF SECURITIES
The common stock of Penn National Gaming, Inc. (“Penn” or the “Company”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The summary of the general terms and provisions of the Company’s common stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Articles of Incorporation (as amended, the “Articles”) and Fourth Amended and Restated Bylaws (the “Bylaws,” and together with the Articles, the “Charter Documents”), each of which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Pennsylvania Business Corporation Law of 1988 (as amended from time to time, the “PBCL”).
Description of Common Stock
Authorized Common Stock. The Company is authorized under the Articles to issue 200,000,000 shares of common stock, par value $0.01 per share. The outstanding shares of the Company’s common stock are fully paid and nonassessable.
Voting Rights. Except as otherwise provided in the Charter Documents or by law, the holders of common stock have the exclusive voting power, and every holder of common stock is entitled to one vote for every share of common stock standing in the name of the shareholder on the Company’s books. Except as otherwise provided in the PBCL or the Charter Documents, whenever any corporate action is to be taken by vote of the shareholders of the Company, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon. The shareholders of the Company may act only at a duly organized meeting.
Dividend Rights. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.
Liquidation Rights. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Company’s common stock are entitled to share ratably in all assets remaining after the payment of all of the Company’s liabilities and subject to the liquidation preferences of any outstanding preferred stock.
Other Rights and Preferences. The Company’s common stock does not carry preemptive rights, is not redeemable, does not have any conversion rights, is not subject to further calls and is not subject to any sinking fund provisions. The rights and preferences of holders of the Company’s common stock are subject to the rights of any series of preferred stock that the Company may issue.
Listing. The Company’s common stock is listed on The Nasdaq Stock Market LLC under the trading symbol “PENN”.
Certain Anti-Takeover Provisions
Potential Issuances of the Company’s Preferred Stock. The Company is authorized under the Articles to issue 1,000,000 shares of preferred stock, 5,000 of which are designated Series D Convertible Preferred Stock (the “Series D Preferred Stock”). Each 1/1,000th of a share of non-voting Series D Preferred Stock is convertible into one share of common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any additional series of preferred stock that the Company may designate and issue in the future. The Articles also authorize the Company’s Board of Directors to establish, from the authorized but unissued shares, one or more series of the shares of preferred stock and to determine, with respect to any such series of the Company’s preferred shares, the terms and rights of such series, including, for example, the designation, the number of shares, the dividend rate of the shares, the right, if any, of the Company to redeem shares, the voting power, if any, the obligation, if any, of the Company to retire shares, the terms and conditions, if any, upon which shares shall be convertible into or exchangeable for shares of stock of any other class or classes, and any other rights, preferences or limitations of the shares of such series.
The authorized shares of the Company, including shares of preferred stock and common stock, will be available for issuance without further action by the Company’s shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company’s securities may be listed or traded.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals at Annual Meetings. The Company’s Bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before annual meetings of Penn's shareholders (the “Shareholder Notice Procedure”).
Nominations for election to the Penn board may be made at an annual meeting, or at a special meeting at which directors are to be elected, only by or at the Board of Directors' direction or by a shareholder who has complied with the Shareholder Notice Procedure. Penn's Bylaws require a written notice of a shareholder nomination which sets forth certain information with respect to each proposed nominee and the shareholder giving notice of a nomination.
The Shareholder Notice Procedure requires that written notice of nominations or proposals for substantive business must be received by Penn not less than 120 days nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, that nothing in Penn's Bylaws affects any rights of shareholders to request inclusion of proposals in Penn's proxy statement pursuant to Rule 14a-8 under the Exchange Act.
Provisions Relating to the Election of the Company’s Board of Directors. Under Penn's Articles, shareholders are entitled to only one vote for each share held in all elections for directors. In addition, under Penn's Bylaws, the Board of Directors is divided into three classes, the members of which are elected for staggered terms. Each year, the term of office of at least one class will expire. Directors are elected by a plurality of votes cast. In addition, each director must meet the suitability requirements set forth in the Bylaws.
Removal of Company Directors. Under the Charter Documents, subject to the rights of any class or series of stock having preference over the common stock as to dividends, upon liquidation or to elect directors under specified circumstances, any director may be removed from office, with or without cause, by the affirmative vote of the holders of seventy-five percent (75%) of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class. Amendment of the director removal provision requires the affirmative vote of seventy-five percent (75%) of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class, pursuant to the Articles.
Director Vacancies. Under the Bylaws, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other case may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and directors appointed in this manner will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified.
Amendment to Articles. Any amendment to the articles requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval and except for amendment of the director removal provision, which requires the affirmative vote of 75% of the voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, pursuant to the Articles.
Amendment to Bylaws. The Bylaws provide that the bylaws may be amended or repealed, or new bylaws may be adopted, either: (1) upon receiving at least 75% of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon; (2) in the event that the proposed bylaw amendment, repeal or adoption has been proposed by a majority of the directors, upon receiving a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon; or (3) by the Board of Directors.
Forum for Adjudication of Disputes. The Bylaws designate the state and federal courts located within Berks County in the Commonwealth of Pennsylvania as the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the PBCL, or (iv) any action asserting a claim peculiar to the relationships among or between or among the Company and its officers, directors, and shareholders, unless the Company consents in writing to the selection of an alternative forum.
Special Meeting of Company Shareholders. The Charter Documents do not contain a provision permitting shareholders to call a special meeting.

Shareholder Action by Written Consent. The Charter Documents do not contain a provision permitting action by written consent of the shareholders.
Pennsylvania Anti-Takeover Statutes. Under Section 1715 of the PBCL, directors stand in a fiduciary relation to their corporation and, as such, are required to perform their duties in good faith, in a manner they reasonably believe to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In discharging their duties, directors may, in considering the best interests of their corporation, consider various constituencies, including, shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located. Absent a breach of fiduciary duty, a lack of good faith or self-dealing, any act of the Board of Directors, a committee thereof or an individual director is presumed to be in the best interests of the corporation. The PBCL expressly provides that the fiduciary duty of directors does not require them to (i) redeem or otherwise render inapplicable outstanding rights issued under any shareholder rights plan; (ii) render inapplicable the anti-takeover statutes set forth in Chapter 25 of the PBCL (described below); or (iii) take any action solely because of the effect it may have on a proposed acquisition or the consideration to be received by shareholders in such a transaction.
Chapter 25 of the PBCL contains several anti-takeover statutes applicable to publicly-traded corporations. Corporations may opt-out of such anti-takeover statutes under certain circumstances. Penn has not opted-out of any of such statutes.
Section 2538 of Subchapter 25D of the PBCL requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. “Interested shareholder” is defined broadly to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the corporation.
Subchapter 25E of the PBCL requires a person or group of persons acting in concert which acquires 20% or more of the voting shares of the corporation to offer to purchase the shares of any other shareholder at “fair value.” “Fair value” means the value not less than the highest price paid by the controlling person or group during the 90-day period prior to the control transaction, plus a control premium. Among other exceptions, Subchapter 25E does not apply to shares acquired directly from the corporation in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or to a one-step merger.
Subchapter 25F of the PBCL generally establishes a 5-year moratorium on a “business combination” with an “interested shareholder.” “Interested shareholder” is defined generally to be any beneficial owner of 20% or more of the corporation's voting stock. “Business combination” is defined broadly to include mergers, consolidations, asset sales and certain self-dealing transactions. Certain restrictions apply to business combination following the 5-year period. Among other exceptions, Subchapter 25F will be rendered inapplicable if the board of directors approves the proposed business combination, or approves the interested shareholder's acquisition of 20% of the voting shares, in either case prior to the date on which the shareholder first becomes an interested shareholder.
Subchapter 25G of the PBCL provides that “control shares” lose voting rights unless such rights are restored by the affirmative vote of a majority of (i) the disinterested shares (generally, shares held by persons other than the acquirer, executive officers of the corporation and certain employee stock plans) and (ii) the outstanding voting shares of the corporation. “Control shares” are defined as shares which, upon acquisition, will result in a person or group acquiring for the first time voting control over (a) 20%, (b) 331/3% or (c) 50% or more of the outstanding shares, together with shares acquired within 180 days of attaining the applicable threshold and shares purchased with the intention of attaining such threshold. A corporation may redeem control shares if the acquiring person does not request restoration of voting rights as permitted by Subchapter 25G. Among other exceptions, Subchapter 25G does not apply to a merger, consolidation or a share exchange if the corporation is a party to the transaction agreement.
Subchapter 25H of the PBCL provides in certain circumstances for the recovery by the corporation of profits realized from the sale of its stock by a controlling person or group if the sale occurs within 18 months after the controlling person or group became a controlling person or group, and the stock was acquired during such 18-month period or within 24 months before such period. A controlling person or group is a person or group that has acquired, offered to acquire, or publicly disclosed an intention to acquire 20% or more of the voting shares of the corporation. Among other exceptions, Subchapter 25H does not apply to transactions approved by both the board of directors and the shareholders prior to the acquisition or distribution, as appropriate.
Subchapter 25I of the PBCL mandates severance compensation for eligible employees who are terminated within 24 months after the approval of a control share acquisition. Eligible employees generally are all employees employed in

Pennsylvania for at least two years prior to the control share approval. Severance equals the weekly compensation of the employee multiplied by the employee's years of service (up to 26 years), less payments made due to the termination.
Subchapter 25J of the PBCL requires the continuation of certain labor contracts relating to business operations owned at the time of a control share approval.